CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

December 19th, 2007

OTC.BB (US): CBTGF

CIBT Appoints Seasoned Executives to its Board of Directors

CIBT Education Group Inc. is pleased to announce that it has appointed David Warnock and Jack Brozman to join its Board of Directors.

David Warnock is a Partner with Camden Partners and co-founded the firm in 1995. He has over 24 years of investment experience and focuses on investments in the business and financial services and education sectors. He serves on the board of American Public Education, Inc., New Horizons Worldwide, Inc., Nobel Learning Communities, Inc., Primo Water Corporation, Questar Assessment, Inc. and Towne Park Ltd., all of which are Camden Partners' portfolio companies.

Previously, Mr. Warnock was President of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II. He was also co-manager of the T. Rowe Price New Horizons Fund. Mr. Warnock was employed by T. Rowe Price Associates from 1983 to 1995. Upon forming Camden Partners (formerly known as Cahill, Warnock & Company) and until December 31, 1997, Mr. Warnock served as a consultant to the advisory committees of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II. Mr. Warnock started his career at Welch and Forbes, Boston-based private trustees.

Mr. Warnock is also involved with numerous non-profit organizations. He is the Chairman of the Center for Fathers, Families, and Workforce Development, as well as Calvert Education Services, the nation's largest non-sectarian home-schooling organization. He also serves on the board of the National Alliance to End Homelessness and the University of Wisconsin Applied Security Analysis Program, and is a trustee on the board of the Baltimore Museum of Art.

Mr. Warnock earned a B.A. degree from the University of Delaware and a M.S. (in Finance) from the University of Wisconsin. Mr. Warnock is also a Chartered Financial Analyst Charterholder.

Jack L. Brozman possesses over 35 years of business experience with over 25 years in Corporate President & CEO leadership positions.   Mr. Brozman joined Concorde Career Colleges, Inc. in June 1991.  He served as the Chairman of the Board and Chief Executive Officer of Concorde for 16 years overseeing its growth from revenues of $35 million in 1992 to $97 million in 2006.  In addition, Mr. Brozman modified the Company’s business to focus solely on allied health care training instead of offering programs in various disciplines.  Under his leadership Concorde became known as a leader in health care training particularly recognized for its clinical programs such as nursing and respiratory therapy.

Mr. Brozman’s career includes owning and operating a chain of music stores and video distribution company with annual sales of $275M, a business he founded while attending college.  Since 1994, Mr. Brozman has held the position of Chairman of the Board at First State Bank of Kansas City, Kansas.  Mr. Brozman was also Chairman of the Board of Lawrence Bank, in Lawrence, Kansas from August of 2000 until January 2006.  In 1988, Mr. Brozman was appointed President, CEO and Treasurer of La Petite Academy, Inc., a $300 million national company providing services in child care and pre-school education in 750 locations and 36 states.  Mr. Brozman was named Chairman of the Board of La Petite Academy in 1991, in addition to his other positions.  From 1991 through 1999, he also held the position of Chairman of the Board and CEO of CenCor, Inc. a personal service corporation.

Mr. Brozman received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and a M.B.A. in 1974.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. With its Sprott-Shaw subsidiary founded in 1904, CIBT Education Group has a long track record of success in the international business arena. Its Chinese subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  Sprott-Shaw and CIBT deliver Canadian, Chinese, and internationally accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses in Canada, China, Jordan, Vietnam, and the Philippines.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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